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3/6/03

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03002281

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ED STATES
XCHANGE COMMISSION
on, D.C. 20549

SEC MAIL RECEIVED FEB 28 2003 PROCESSING SECTION 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, Suite 3501
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Berger 212-847-2477
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice and Company, P.C.
(Name — *if individual, state last, first, middle name*)

1259 Route 46, Bldg. 1	Parsippany	NJ	07054-4996
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public
FRANK REITZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/17/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

I, ***Michael Berger***, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2002**, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Financial Officer

Title

Notary Public

FRANK REITZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/17/2003

INDEX

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
60 Broad Street, Suite 3501
New York, NY 10004

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yodice and Company, P.C.

Yodice and Company, P.C.
Parsippany, New Jersey

February 5, 2003

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 795,828	
Due from Clearing Broker	228,749	
Commissions Receivable	836,851	
Prepaid Expenses and Other Current Assets	363,658	
Total Current Assets		$ 2,225,086
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Furniture and Equipment - Net of Accumulated Depreciation of $54,806	10,322	
Security Deposit	24,040	
		44,362
		$ 2,269,448

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Cash Overdraft	$ 500,590	
Accounts Payable and Accrued Expenses	231,764	
Taxes Payable	9,744	
Deferred Taxes Payable	92,400	
Total Current Liabilities		$ 834,498
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	514,674	
Retained Earnings	1,094,276	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		1,434,950
		$ 2,269,448

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE; COMMISSIONS	$ 10,850,362
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	855,603
Other Operating Expenses (Schedule 4)	9,122,288
	9,977,891
INCOME FROM OPERATIONS	872,471
OTHER INCOME; Interest and Dividends	39,126
INCOME BEFORE INCOME TAXES	911,597
INCOME TAXES	123,450
NET INCOME	$ 788,147

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2002	$ 201,000	$ 514,674	$ 822,129	($ 375,000)	$ 1,162,803
Net Income	-	-	788,147	-	788,147
Cash Dividends	-	-	(516,000)	-	(516,000)
Balance, December 31, 2002	$ 201,000	$ 514,674	$ 1,094,276	($ 375,000)	$ 1,434,950

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

NONE

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 788,147
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	4,114
Deferred Income Tax (Credit)	(4,925)
(Increase) Decrease in:	
Due from Clearing Broker	(35,392)
Commissions Receivable	113,141
Prepaid Expenses and Other Current Assets	32,905
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(54,608)
Taxes Payable	9,744
NET CASH PROVIDED BY OPERATING ACTIVITIES	853,126
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Furniture and Equipment	(6,495)
Security Deposit Paid	(24,040)
NET CASH (USED) IN INVESTING ACTIVITIES	(30,535)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends Paid	(516,000)
Additional Cash Overdrawn	260,249
Repayment of Short-Term Borrowings – Stockholders	(307,300)
NET CASH (USED) IN FINANCING ACTIVITIES	(563,051)
NET INCREASE IN CASH AND CASH EQUIVALENTS	259,540
CASH EQUIVALENTS, Beginning of Year	536,288
CASH AND CASH EQUIVALENTS, End of Year	$ 795,828
SUPPLEMENTAL CASH FLOWS INFORMATION:	
Cash Paid for Income Taxes	$ 118,692
Cash Paid for Interest	$ 0

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. The Corporation leases seats on the floor of the New York Stock Exchange and owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 75% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides for a lower corporate tax rate and that stockholders are required to report their pro-rata share of S-corporation income on their New York Income Tax returns. The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002 money market funds, totaling $728,260, remained uninsured.

NOTE 4: DUE FROM BROKERS AND DEALERS

Commissions receivable from brokers and dealers clear primarily through LaBranche Financial Services, Inc., and the National Securities Clearing Corporation. A good faith deposit of $50,000 is required to be maintained at LaBranche Financial Services, Inc. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction.

NOTE 5: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 6: DEFERRED TAXES PAYABLE

	New York State	New York City	Total
Deferred Tax (Liability)	($ 7,800)	($ 106,700)	($ 114,500)
Deferred Tax Asset	2,000	20,100	22,100
Valuation Allowance	0	0	0
Net Deferred Tax Liability (Current)	($ 5,800)	($ 86,600)	($ 92,400)

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined under SEC Rule 15c3-1, of $899,542, which was $818,092 in excess of its required net capital of $81,450 and the Company's net capital ratio was 1.36 to 1.

NOTE 8: MONEY PURCHASE AND PROFIT SHARING PENSION PLANS

Effective January 1, 1996, the Company sponsors a qualified money purchase and profit sharing pension plan that covers substantially all full time employees. Contributions to the profit sharing plan are discretionary and determined annually by management. Pension contributions are computed at 7.8% of annual compensation plus 5.7% of salaries that exceed the Social Security taxable wage base. The total expenses for the above plans amounted to $433,865 for the year ended December 31, 2002.

NOTE 9: COMMITMENTS

The Company has entered into separate lease agreements for seats on the New York Stock Exchange. One seat is leased from the estate of a former stockholder at the rate of $27,800 per month through September 13, 2003. Another seat is leased under an agreement which expires March 4, 2003 at the rate of $ 27,500 per month. This lease will automatically renew for one year periods at the same lease rate unless otherwise negotiated or terminated within thirty days of the end of that year. Management anticipates that this lease will be renewed. A third seat has been leased for a one year period which expires May 10, 2003 at the rate of $28,000 per month. A fourth seat has been leased for a one year period, effective August 15, 2002, at the rate of $27,500 per month. The fifth seat is a physical access seat with the New York Stock Exchange through September 13, 2003.

For the year ended December 31, 2002, the expense for seat leases was $1,691,014.

The Company entered into an agreement to sublease office facilities at 60 Broad Street, New York, NY, Suite 3501 with an effective date of April 2, 2002. The sublease agreement expires on January 31, 2005, and initially requires minimum payments of $6,010 for rent and $601 for electric. A security deposit of $24,040 was also required. Rent shall be increased by 2.5% each anniversary of the commencement date of the agreement. Total rent expense relative to the sublease was $37,960.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2003	$ 80,684
2004	82,521
2005 (Balance)	6,314
	$ 169,519

NOTE 10: INCOME TAXES

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates. New York State taxes have been provided for utilizing the reduced rate applicable to New York State S-Corporations.

The components of the provision for income taxes consists of the following:

	New York State	New York City	Total
Current	$ 4,958	$ 123,417	$ 128,375
Deferred (Credit)	(1,800)	(3,125)	(4,925)
	$ 3,158	$ 120,292	$ 123,450

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes.

The Company's provision for income taxes differs from applying the statutory income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for income tax purposes.

NOTE 11: RELATED PARTY TRANSACTIONS

The Company rented office space from the wife of a former stockholder on a month to month basis at the rate of $2,500 per month.

Rent paid to the related party in the year ended December 31, 2002 totaled $15,000.

The Company terminated this arrangement in 2002, when the new office facilities were leased.

NOTE 12: GRANT

In December, 2002 the Company applied for a grant to be awarded under the World Trade Center Business Recovery Grant Program. The grant applies to certain companies located in lower Manhattan on September 11, 2001. It is anticipated by management that a $300,000 grant will be awarded in 2003.

WALTER J. DOWD, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

SCHEDULE 1

CREDIT FACTORS:		
Stockholders' Equity		$ 1,434,950
Deferred Taxes Payable Relative to Nonallowable Assets		50,600
Total Credit Factors		1,485,550
DEBIT FACTORS:		
Commissions Receivable		162,110
Prepaid Expenses and Other Current Assets		363,658
Commodity Exchange Membership		10,000
Furniture and Equipment - Net of Accumulated Depreciation		10,322
Security Deposit		24,040
Haircuts on Securities Positions; Money Market Funds		15,878
Total Debit Factors		586,008
Net Capital		899,542
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		81,450
Remainder: Capital in Excess of all Requirements		$ 818,092
CAPITAL RATIO (maximum Allowance 1500%):		
Aggregate Indebtedness	1,221,748	
	----------- = 136%	
Divided by Net capital	899,542	
AGGREGATE INDEBTEDNESS:		
Cash Overdraft		$ 500,590
Accounts Payable and Accrued Expenses		231,764
Taxes Payable		9,744
Deferred Taxes Payable		92,400
Guaranteed Seat Leases		387,250
		$ 1,221,748
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA [UNAUDITED] OF FORM X-17A-5 AS OF DECEMBER 31, 2002):		
Net Capital, as Reported in Company's Part IIA FOCUS Report		$ 988,608
Nonallowable Asset Omitted		(10,000)
Reduction in Allowable Credits		(49,600)
Net Audit Adjustments		(29,466)
Net Capital Per Above		$ 899,542

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

WALTER J. DOWD, INC.

INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2002

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 3,415,333
Payroll - Others	1,423,833
Payroll Taxes	140,091
Seat Leases	1,691,014
Advertising and Promotion	23,340
Charitable Contributions	56,540
Commissions	36,656
Communications	107,794
Computer and Data Processing Services	18,830
Continuing Education and Conferences	4,490
Depreciation	4,114
Dues, Regulatory Fees and Registrations	26,344
Insurance	193,762
Meals and Entertainment	336,385
Miscellaneous Expense	12,747
Money Purchase and Profit Sharing Plans	433,865
Office, Stationery and Postage	65,732
Professional and Consulting Fees	188,072
Quote Services	2,923
Rent	52,960
Trade Errors	851,705
Travel	35,758
	$ 9,122,288

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 ◦ Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a -5

Board of Directors and Stockholders
Walter J. Dowd, Inc.
60 Broad Street, Suite 3501
New York, NY 10004

In planning and performing our audit of the financial statements and supplementary schedules of Walter J. Dowd, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Yodice and Company, P.C.

Yodice and Company, P.C.
Parsippany, New Jersey

February 5, 2003